SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                            THE NEXTPLEX GROUP, INC.
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
                         (Title of Class of Securities)

                                    641147103
                                 (CUSIP Number)



                             Richard S. Forman, Esq.
                          Stroock & Stroock & Lavan LLP
                       2029 Century Park East, Suite 1800
                          Los Angeles, California 90067
                                 (310) 556-5914
                           ---------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 3, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 5 Pages

                                  SCHEDULE 13D

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CUSIP No.  641147103                                          Page  2 of 5
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1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

        Scott Pogoda
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) /  /
                                                                       (b) /  /
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3       SEC USE ONLY

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4       SOURCE OF FUNDS*

        PF
-------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                         /  /

-------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America
-------------------------------------------------------------------------------
       NUMBER OF             7        SOLE VOTING POWER              325,272
        SHARES
     BENEFICIALLY            8        SHARED VOTING POWER            0
       OWNED BY
         EACH                9        SOLE DISPOSITIVE POWER         325,272
       REPORTING
      PERSON WITH            10       SHARED DISPOSITIVE POWER       0

-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         325,272
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                          /  /
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         2.4%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         IN
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

          The Statement on Schedule 13D, dated June 17, 1996 (the "Schedule 13D"), which was filed on behalf of Scott Pogoda, with regard to his beneficial ownership of shares of Common Stock, $0.01 par value (the "Shares"), of THE NETPLEX GROUP, Inc., a New York corporation (the "Company"), is hereby amended and supplemented as set forth below. Unless otherwise indicated in this Amendment No. 1, all information contained in the Schedule 13D remains unchanged, and is hereby incorporated by reference.

ITEM 1. SECURITY AND ISSUER.

          The address of the Company's principal executive offices is 1800 Robert Fulton Drive, Ste. 250, Reston, Virginia 20191.

ITEM 2. IDENTITY AND BACKGROUND.

          (b) The residence address of the Reporting Person is P.O. Box 10229, Zephyr Cove, Nevada 89448.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

          (a) As of the close of business on December 6, 1999, the Reporting Person beneficially owned a total of 325,272 shares of Common Stock (the "Shares") which constituted approximately 2.4% of the 13,200,164 Shares outstanding as disclosed in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999.

          (c) Schedule A hereto describes transactions in the Shares effected during the 60 days preceding December 3, 1999.

          (e) Based on the Company's Quarterly Report on Form 10-Q for the Quarter Ended September 30, 1998, the Reporting Person ceased to be the beneficial owner of more than five percent of the Shares on approximately November 23, 1998 as a result of various share issuances by The Company to persons other than the Reporting Person.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:            December 3, 1999

                                                  /s/ Scott Pogoda
                                                 ------------------------------
                                                 Scott Pogoda

                                                          Schedule A


The following table sets forth certain information concerning the Shares sold by the Reporting Person during the 60 days preceding December 3, 1999. All sales were made through brokerage transactions on the Nasdaq Small Cap Stock Exchange.


                                                            APPROXIMATE
                                                            SALES PRICE
                                                            PER SHARE
                             NO. OF SHARES                  (EXCLUSIVE OF
DATE OF SALE                 SOLD                           COMMISSIONS)
------------                 -------------                  --------------
11/24/99                       20,000                          $ 3.625
11/24/99                        2,000                          $ 3.50
12/03/99                       10,000                          $ 6.781
12/03/99                        5,000                          $ 6.813
12/03/99                       10,000                          $ 6.375
12/03/99                       20,000                          $ 6.563
12/03/99                       30,000                          $ 6.125
12/03/99                       25,000                          $ 7.063
12/03/99                       25,000                          $ 7.00
12/03/99                       20,000                          $ 6.531
12/03/99                       20,000                          $ 6.750